

July 17, 2012

Via E-mail
Mr. Jun Wu
Chief Financial Officer
AsiaInfo-Linkage, Inc.
4th Floor, Zhongdian Information Tower
6 Zhongguancun South Street, Haidian District
Beijing 100086, China

> Re:  **AsiaInfo-Linkage, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-15713**

Dear Mr. Wu:

We have reviewed your letter dated July 2, 2012 in connection with the above-referenced filing and have the following comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 1, 2012.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A.  Risk Factors

What is the background of the people involved in your financial reporting?

1.     We note your response to prior comment 2.  Please provide additional information used to determine that those primarily responsible for the preparation of your books and records and financial statements, (i.e., your Chief Financial Officer, Financial Controller, Financial Reporting Manager, Accounting Manager and Internal Audit Manager) have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP.  In this regard, based on your response, we note that all of those listed above do not hold a license such as Certified Public Accountant in the U.S., have not attended

U.S. institutions or extended educational accounting programs that would provide enough of the relevant education relating to U.S. GAAP, and most of their U.S. GAAP audit experience, appears to primarily consist of audits of subsidiary financial information that supports or is included in the U.S. GAAP financial statements of parent registrants. Address how you concluded you did not have a significant deficiency or material weakness in maintaining accounting personnel with appropriate U.S.GAAP knowledge, including which individuals' experience you primarily relied upon in making this conclusion. In addition, also address the following:

- Please describe in greater detail the internal and external accounting training that these employees have had on U.S. GAAP and SEC rules and regulations, specifically the "Big Four U.S. GAAP and SEC Reporting Update Training" that you consider the "primary channel for the company's core accounting professionals to receive updates on developments in U.S. GAAP and SEC rules and regulation." Tell us the name of the specific training received and the duration of each training session. Explain in detail, why you believe these programs and/or trainings are sufficient to maintain the requisite knowledge to prepare financial statements in accordance with U.S. GAAP and to conclude on the effectiveness of your internal control over financial reporting.
- Tell us if there is any other U.S. GAAP experience or knowledge obtained by these individuals that you have not discussed in your prior response.
- Clarify the location of the KPMG office where your Financial Reporting Manager worked as an audit associate for 6 years.
- Tell us if the independent tax consultant is primarily responsible for preparing and supervising the preparation of the income tax provision and related financial disclosures. Also clarify the name and location of the Big Four Firm offices where he worked to obtain his experience and clarify if he was/is a U.S. CPA or CICPA.
- Provide us with additional details of the nature and scope of the assurance engagements and the relevant audit experience obtained from your Financial Controller's and Financial Reporting Manager's years at PwC and KPMG, respectively, as it relates to U.S. GAAP and SEC Reporting. If such experience was solely obtained on subsidiaries of U.S. registrants, please explain in detail the scope of those engagements and the involvement in the parents' financial reporting processes, if any.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 56

2.  We note your response to prior comment 6 and the DSO information by customer provided in Appendix 1. We also note the DSO information by customer previously provided to the Staff in response to comment 1 in your letter dated September 10, 2010. Clarify what the significant increase in DSO between 2009 and 2011 for the first customer listed in Appendix 1 relates to and tell us how much of it is applicable to the

changes in your sales and marketing strategy referred to in your response.  Tell us how you determined that there were no noticeable customer trends relating to this customer that impacted your overall DSO levels that should be separately discussed.

3.  Additionally, it appears you experienced an increase in DSO for all of your major customers due to your sales and marketing strategy.  Please tell us your consideration to explain in your disclosures that this new strategy resulted in a decrease in down payments, which impacted your DSO.  We believe there appears to be a noticeable customer trend related to a change in payment terms.  In your response, please provide us with the standard payment terms for your major customers.

4.  We note your response to prior comment 7 where you state that you have not noted any unusual differences in your historical reconciliations between accumulated profits as calculated pursuant to PRC accounting standards and regulations as compared to the accumulated profits as presented in the financial statements.  Please clarify whether there are any significant differences between accumulated profits as calculated pursuant to PRC accounting standards and regulations as compared to accumulated profits as presented in the financial statements. Tell us your consideration to include this information in the filing.

5.  Additionally, your response does not appear to address your consideration to discuss restrictions to distribute retained earnings from your operating subsidiaries in China in further detail.  Please tell us how your ability to pay dividends to stockholders is restricted and your consideration to disclose this information.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Melissa Feider, Staff Accountant, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief